SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc, dated May 31, 2007 of 'B Share Repurchase'

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO OR
                        FROM AUSTRALIA, CANADA OR JAPAN

                                                                     31 May 2007

                               Scottish Power plc

                         Repurchase Offer for B Shares

Further to the announcement on 30 May 2007 in relation to the repurchase offer
(the "Second Repurchase Offer") to be made by Morgan Stanley Securities Limited
("Morgan Stanley") on behalf of Scottish Power plc ("ScottishPower") for
ScottishPower non-cumulative preference shares ("B Shares"), ScottishPower announces that valid elections to accept the Second Repurchase Offer were received in relation to 5,315,091 B Shares (41 per cent. of issued B Shares).

Accordingly, those B Shares were repurchased on 30 May 2007. All B Shares repurchased pursuant to the Second Repurchase Offer will be cancelled by
ScottishPower. As a result of the Second Repurchase Offer there will be
7,568,953 B Shares outstanding.

Any queries in relation to the Second Repurchase Offer should be directed to
Lloyds TSB Registrars on 0870 600 3999.

Enquiries:

ScottishPower

Investors
Peter Durman                                          +44 141 636 4527

Media
Colin McSeveny                                       +44 141 636 4515

Morgan Stanley
Jon Bathard-Smith                                     +44 20 7425 8000

Morgan Stanley is acting for ScottishPower in relation to the Second Repurchase
Offer described in this announcement and no one else, and will not be responsible to any other person for providing the protections afforded to clients of Morgan Stanley or for advising any other person in relation to the
Second Repurchase Offer.

The Second Repurchase Offer is not being made, directly or indirectly, in or into Canada, Australia or Japan, and the Second Repurchase Offer cannot be accepted from within Canada, Australia or Japan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: May 31, 2007	By:	/s/ Mrs Sheelagh Duffield
Mrs Sheelagh Duffield
Company Secretary